May 2, 2011
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-11-11

QUATERRA ANNOUNCES CONFERENCE CALL TO DISCUSS SINGATSE PEAK
SERVICES’ ACQUISITION OF ARIMETCO’S YERINGTON ASSETS

VANCOUVER, B.C. - Quaterra Resources Inc. will host a conference call on Tuesday, May 3, 2011, at 10:30 am Pacific Time (1:30 pm Eastern Time) to discuss the April 27, 2011, announcement of the purchase by Singatse Peak Services, and indirect subsidiary of Quaterra, of all the assets of Arimetco, Inc., a Nevada corporation, in the Yerington Mining District, Lyon County, Nevada.

The Company will also answer questions at the end of the formal portion of the call. For toll free dial-in from Canada and U.S. please call 1-800-319-4610, from Vancouver call 604-638-5340 and from outside of Canada and the U.S. call 1-604-638-5340. Callers should dial in 5 to 10 minutes prior to the scheduled start time and simply ask to join the call.

A link to a playback of the call will be placed on the Company website after the call.

For more information, please contact:
Lauren Smith at 1-888-456-1112, 604-641-2746 or
email: info@quaterra.com

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Expanded information on the Company’s projects is described on our website at www.quaterra.com.